Exhibit 99.1

CRITEO REPORTS RECORD RESULTS FOR THE THIRD QUARTER 2015
AND REITERATES ITS FULL-YEAR 2015 OUTLOOK
DESPITE NEGATIVE FOREIGN EXCHANGE IMPACTS

NEW YORK – November 4, 2015 – Criteo S.A. (NASDAQ: CRTO), the performance marketing technology company, today announced financial results for the third quarter ended September 30, 2015.

•	Revenue in the third quarter 2015 increased 54% (or 46% at constant currency1) to €299 million, compared with €194 million in the third quarter 2014.

•	Revenue excluding Traffic Acquisition Costs, or Revenue ex-TAC, in the third quarter 2015 grew 55% (or 47% at constant currency) to €120 million, compared with €78 million in the third quarter 2014.

•	Net income in the third quarter 2015 was €5 million, compared with €11 million in the third quarter 2014.

•	Adjusted EBITDA for the third quarter 2015 was €31 million, an increase of 58% (or 55% at constant currency), compared with €20 million in the third quarter 2014.

“We’re happy that 90% of our clients use our multi-screen solution,” said JB Rudelle, co-founder & CEO, “and are excited about the rapid adoption of our “Universal Match” cross-device solution.”

“Our investments and our strong execution are paying off, and we’re confident we will deliver strong results for the full year,” said Benoit Fouilland, Chief Financial Officer.

Operating Highlights

•	For the first time in Criteo’s history, our Revenue crossed the €1 billion landmark on a last 12-month basis to reach €1.1 billion.
•	We added over 720 net clients in Q3 2015, while maintaining our client retention rate at over 90%.
•	In September 2015, 90% of our clients were using our multi-screen solution.
•	Clients that were live in both Q3 2014 and Q3 2015 spent more with us, resulting in over 21% more Revenue ex-TAC at constant currency from these clients compared with the prior-year period.
•	Our “Universal Match” cross-device solution is gaining scale. As of September, over 2/3 of our clients were sharing anonymized CRM data with us.
•	Over 1,500 of our advertisers were live on Facebook mobile via our integration with dynamic product ads as of September 30.
•	In September, we generated close to 40% of our Revenue ex-TAC from clients using our enhanced Dynamic Creative Optimization platform.

Revenue ex-TAC

Revenue ex-TAC grew 55% in the third quarter 2015, or 47% at constant currency, to €120 million, compared with €78 million in the third quarter 2014.

1 Growth at constant currency excludes the impact of foreign currency fluctuations and is computed by applying the 2014 average exchange rates for the relevant period to 2015 figures.

1

This year-over-year performance was primarily driven by the continued roll-out of our technology improvements across all devices, the addition of a significant number of new clients and the further development of our direct relationships with publishers.

•	In the Americas, Revenue ex-TAC in the third quarter 2015 grew by 88% year-over-year, or 67% at constant currency, to €43 million. The Americas represented over 36% of global Revenue ex-TAC in the third quarter 2015.
•	In EMEA, Revenue ex-TAC in the third quarter 2015 increased by 34% year-over-year, or 33% at constant currency, to €52 million. EMEA represented 43% of global Revenue ex-TAC in the third quarter 2015.
•	In Asia-Pacific, Revenue ex-TAC in the third quarter 2015 increased by 59% year-over-year, or 53% at constant currency, to €25 million. Asia-Pacific represented approximately 21% of global Revenue ex-TAC in the third quarter 2015.

Revenue ex-TAC margin in the third quarter 2015 was 40.2%, in line with prior quarters.

Adjusted EBITDA and Operating Expenses

Adjusted EBITDA for the third quarter 2015 was €31 million, an increase of 58%, or 55% at constant currency, compared with €20 million in the third quarter 2014. This year-over-year increase in Adjusted EBITDA is primarily the result of the strong Revenue ex-TAC performance in the quarter as well as lower than anticipated spending on certain items.

Adjusted EBITDA margin as a percentage of revenue in the third quarter was 10.5%, representing a 0.3 percentage point improvement compared with 10.2% in the third quarter 2014.

Operating expenses in the third quarter 2015 increased by 50% to €88 million compared with the third quarter 2014. Operating expenses in the third quarter 2015, excluding the impact of share-based compensation expense, pension costs, depreciation and amortization and acquisition-related deferred price consideration, which we refer to as Non-IFRS Operating Expenses, were €81 million, an increase of 54% compared with the third quarter 2014. This increase is primarily related to headcount growth in Research & Development (56% year-over year) and Sales & Operations (44% year-over-year), as we continued to scale the organization. We intend to continue to invest into Research & Development and Sales & Operations in the fourth quarter of 2015 to support our current and anticipated future growth.

Net Income and Adjusted Net Income

Net income in the third quarter 2015 was €5 million compared with €11 million in the third quarter 2014, primarily as a result of a negative financial income and an exceptionally high effective tax rate in the third quarter 2015. Our financial income was negatively impacted by an exceptionally strong fall in the value of the Brazilian Real against the euro in the third quarter, translating into a non-cash foreign exchange loss on our intragroup position with our Brazilian subsidiary. Net income available to shareholders of Criteo S.A. in the third quarter 2015 was €5 million, or €0.07 per share on a diluted basis, compared with €11 million, or €0.18 per share on a diluted basis, in the third quarter 2014.

Adjusted Net Income, or net income adjusted to eliminate the impact of share-based compensation expense, amortization of acquisition-related intangible assets, acquisition-related deferred price consideration and the tax impact of these adjustments, in the third quarter 2015 was €11 million, or €0.16 per share on a diluted basis, compared with €17 million, or €0.26 per share on a diluted basis, in the third quarter 2014.

Cash Flow and Cash Position

•	Cash flow from operating activities in the third quarter 2015 was €16 million, compared with €25 million in the third quarter 2014. This was primarily driven by an unfavorable change in working capital, particularly impacted by an increase in other receivables. Separately, our income taxes paid increased significantly compared with the prior-year period. For the first nine months of 2015, cash flow from operating activities grew 32% to €63 million.

2

•	Total cash and cash equivalents were €281 million as of September 30, 2015. This represented a decrease of €9 million compared with December 31, 2014, primarily resulting from €14 million in Free Cash Flow generation and €5 million positive cash flow from financing activities over the period, which was more than offset by the cash consideration paid for the acquisition of DataPop, Inc., a €6 million outflow relating to changes in other non-current financial assets as well as a €4 million negative impact of changes in foreign exchange rates on our cash position over the period.

Business Outlook

The following forward-looking statements reflect Criteo’s expectations as of November 4, 2015.

Fourth Quarter 2015 Guidance:

•	We expect Revenue ex-TAC for the fourth quarter 2015 to be between €134 million and €139 million.
•	We expect Adjusted EBITDA for the fourth quarter 2015 to be between €39 million and €46 million.

Fiscal Year 2015 Guidance:

•	In spite of a €4 million negative impact from foreign exchange rates as compared to assumptions made as of August 4, 2015, we reiterate our Revenue ex-TAC outlook for the fiscal year 2015, which we expect to be between €470 million and €475 million.
•	In spite of a €2 million negative impact from foreign exchange rates as compared to assumptions made as of August 4, 2015, we reiterate our Adjusted EBITDA outlook for the fiscal year 2015, which we expect to be between €120 million and €127 million.

The above guidance assumes no additional acquisitions are completed during the fourth quarter 2015.

3

Non-IFRS Financial Measures

This press release and its attachments include the following financial measures defined as non-IFRS financial measures by the U.S. Securities and Exchange Commission (SEC): Revenue ex-TAC, Revenue ex-TAC by Region, Revenue ex-TAC margin, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Net Income, Adjusted Net Income per diluted share, Free Cash Flow, and Non-IFRS Operating Expenses. These measures are not calculated in accordance with the International Financial Reporting Standards, as issued by the International Accounting Standards Board (IFRS).

Revenue ex-TAC is our revenue excluding Traffic Acquisition Costs (TAC) generated over the applicable measurement period and Revenue ex-TAC by Region reflects our Revenue ex-TAC by our core geographies. Revenue ex-TAC and Revenue ex-TAC by Region are key measures used by our management and board of directors to evaluate our operating performance, generate future operating plans and make strategic decisions regarding the allocation of capital. In particular, we believe that the elimination of TAC from revenue can provide a useful measure for period-to-period comparisons of our core business and across our core geographies. Accordingly, we believe that Revenue ex-TAC and Revenue ex-TAC by Region provide useful information to investors and the market generally in understanding and evaluating our operating results in the same manner as our management and board of directors.

Adjusted EBITDA is our income (loss) from operations before interest, taxes, depreciation and amortization, adjusted to eliminate the impact of share-based compensation expense, pension service costs and acquisition-related deferred price consideration. Adjusted EBITDA is a key measure used by our management and board of directors to understand and evaluate our core operating performance and trends, to prepare and approve our annual budget and to develop short- and long-term operational plans. In particular, we believe that by eliminating non-cash compensation expense, pension costs and acquisition-related deferred price consideration, Adjusted EBITDA can provide a useful measure for period-to-period comparisons of our core business. Accordingly, we believe that Adjusted EBITDA provides useful information to investors and the market generally in understanding and evaluating our results of operations in the same manner as our management and board of directors.

Adjusted Net Income is our net income adjusted to eliminate the impact of share-based compensation expense, amortization of acquisition-related intangible assets, acquisition-related deferred price consideration, and the tax impact of these adjustments. Adjusted Net Income is a key measure used by our management and board of directors to evaluate operating performance, generate future operating plans and make strategic decisions regarding the allocation of capital. In particular, we believe that by eliminating share-based compensation expense, amortization of acquisition-related intangible assets and acquisition-related deferred price consideration and the tax impact of these adjustments, Adjusted Net Income can provide a useful measure for period-to-period comparisons of our core business. Accordingly, we believe that Adjusted Net Income provides useful information to investors and the market generally in understanding and evaluating our results of operations in the same manner as our management and board of directors.

Please refer to the supplemental financial tables provided in the appendix of this press release for a reconciliation of Revenue ex-TAC to Revenue, Revenue ex-TAC by Region to Revenue by region, Adjusted EBITDA to net income, Adjusted Net Income to net income and Free Cash Flow to cash flow from operating activities, in each case, the most comparable IFRS measurement. Our use of non-IFRS financial measures has limitations as analytical tools, and you should not consider them in isolation or as a substitute for analysis of our financial results as reported under IFRS. Some of these limitations are: (1) other companies, including companies in our industry which have similar business arrangements, may address the impact of TAC differently; and (2) other companies may report Revenue ex-TAC, Revenue ex-TAC by Region, Adjusted EBITDA, Adjusted Net Income, Free Cash Flow or similarly titled measures but calculate them differently or over different regions, which reduces their usefulness as comparative measures. Because of these and other limitations, you should consider these measures alongside our other IFRS-based financial performance measures, such as revenue, net income and our other financial results.

4

With respect to our expectations under “Business Outlook” above, reconciliation of Revenue ex-TAC and Adjusted EBITDA guidance to the closest corresponding IFRS measure is not available without unreasonable efforts on a forward-looking basis due to the high variability, complexity and low visibility with respect to the charges excluded from these non-IFRS measures; in particular, the measures and effects of stock-based compensation expense specific to equity compensation awards that are directly impacted by unpredictable fluctuations in our stock price. We expect the variability of the above charges to have a significant, and potentially unpredictable, impact on our future IFRS financial results.

Forward-Looking Statements Disclosure

This press release contains forward-looking statements, including projected financial results for the quarter ending December 31, 2015 and the fiscal year ending December 31, 2015, our expectations regarding our market opportunity and future growth prospects and other statements that are not historical facts, and involve risks and uncertainties that could cause actual results to differ materially. Factors that might cause or contribute to such differences include, but are not limited to: recent growth rates not being indicative of future growth, uncertainty regarding legislative, regulatory or self-regulatory developments regarding data privacy matters, uncertainty regarding our ability to access a consistent supply of internet display advertising inventory and expand access to such inventory, the investments in new business opportunities and the timing of these investments, the impact of competition, our ability to manage growth, potential fluctuations in operating results, our ability to grow our base of clients, uncertainty regarding international growth and expansion, and the financial impact of maximizing Revenue ex-TAC, as well as risks related to future opportunities and plans, including the uncertainty of expected future financial performance and results and those risks detailed from time-to-time under the caption “Risk Factors” and elsewhere in the Company’s SEC filings and reports, including the Company's Annual Report on Form 20-F filed with the SEC on March 27, 2015, as well as future filings and reports by the Company. The Company undertakes no duty or obligation to update any forward-looking statements contained in this release as a result of new information, future events, changes in expectations or otherwise.

Conference Call Information

Criteo will hold a conference call today, November 4, 2015, at 8:00am ET, 2:00pm CET, to discuss third quarter 2015 operating and financial results, as well as other forward-looking information.

Conference call details are:

-      U.S. callers:      +1 877 870 4263

-       International callers: +33 1 76 74 05 02

Please ask to be joined into the “Criteo S.A.” call.

The conference call will also be webcast simultaneously at ir.criteo.com.

About Criteo

Criteo delivers personalized performance marketing at an extensive scale. Measuring return on post-click sales, Criteo makes ROI transparent and easy to measure. Criteo has over 1,700 employees in 27 offices across the Americas, EMEA and Asia-Pacific, serving over 9,250 advertisers worldwide and with direct relationships with over 11,000 publishers.

For more information, please visit www.criteo.com.

5

CRITEO S.A.

Consolidated Statement of Income

(Euros in thousands, except per share data)

(unaudited)

	Three Months Ended			Nine Months Ended
	September 30,			September 30,
	2014	2015	Year-over-year growth	2014	2015	Year-over-year growth
Revenue	194,449	299,299	53.9%	512,285	831,681	62.3%

Cost of revenue
Traffic Acquisition cost (TAC)	(116,853)	(179,007)	53.2%	(304,933)	(495,775)	62.6%
Other cost of revenue	(9,347)	(15,476)	65.6%	(25,096)	(39,887)	58.9%

Gross Profit	68,249	104,816	53.6%	182,256	296,019	62.4%

Research & development expenses	(12,244)	(20,134)	64.4%	(33,102)	(54,097)	63.4%
Sales & operations expenses	(34,715)	(50,449)	45.3%	(93,724)	(151,372)	61.5%
General & administrative expenses	(12,192)	(17,885)	46.7%	(35,090)	(52,000)	48.2%
Total operating expenses	(59,151)	(88,468)	49.6%	(161,916)	(257,469)	59.0%

Income from operations	9,098	16,348	79.7%	20,340	38,550	89.5%
Financial income	5,560	(5,970)	-207.4%	7,323	(4,737)	-164.7%
Income before taxes	14,658	10,378	-29.2%	27,663	33,813	22.2%
Provision for income taxes	(3,185)	(4,899)	53.8%	(9,939)	(12,550)	26.3%
Net income (loss)	11,473	5,479	-52.2%	17,724	21,263	20.0%
- Net income (loss) available to shareholders of Criteo SA	11,377	4,852		17,102	19,718
- Net income (loss) available to non-controlling interests	96	627		622	1,545

Net income (loss) allocated to shareholders per share
- Basic	0.19	0.08		0.29	0.32
- Diluted	0.18	0.07		0.27	0.31

Weighted average shares outstanding used in computing per share amounts
Basic	59,600,319	62,082,110		58,392,127	61,662,308
Diluted	63,424,710	65,254,238		63,074,025	64,629,516

6

CRITEO S.A.

Consolidated Statement of Financial Position

(Euros in thousands)

(unaudited)

	December 31,	September 30,
	2014	2015
Goodwill	22,944	38,091
Intangible assets	10,560	12,780
Property, plant and equipment	43,027	77,997
Non-current financial assets	9,494	15,284
Deferred tax assets	7,113	8,315
TOTAL NON-CURRENT ASSETS	93,138	152,467
Trade receivables	158,633	185,798
Current tax assets	2,883	2,998
Other current assets	21,021	42,747
Cash and cash equivalents	289,784	280,857
TOTAL CURRENT ASSETS	472,322	512,400
TOTAL ASSETS	565,459	664,867

Share capital	1,523	1,556
Additional paid-in capital	265,522	274,492
Currency translation reserve	4,804	10,321
Consolidated reserves	35,302	85,186
Retained earnings	34,354	19,719
Equity - attributable to shareholders of Criteo SA	341,505	391,274
Non-controlling interests	1,433	3,225
TOTAL EQUITY	342,938	394,499
Financial liabilities - non-current portion	4,333	3,195
Retirement benefit obligation	1,024	1,162
Deferred tax liabilities	946	1,739
TOTAL NON-CURRENT LIABILITIES	6,303	6,096
Financial liabilities - current portion	7,841	7,623
Provisions	1,131	496
Trade payables	135,557	167,104
Current tax liabilities	7,969	12,198
Other current liabilities	63,719	76,851
TOTAL CURRENT LIABILITIES	216,217	264,272
TOTAL LIABILITIES	222,520	270,368
TOTAL EQUITY AND LIABILITIES	565,459	664,867

7

CRITEO S.A.

Consolidated Statement of Cash Flows

(Euros in thousands)

(unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2014	2015	2014	2015
Net income (loss)	11,473	5,479	17,724	21,263
Non-cash and non-operating items	14,507	20,878	37,552	56,377
- Amortization and provisions	6,842	11,903	17,484	29,134
- Share-based payment expense	4,315	4,137	9,938	14,595
- Net gain or loss on disposal of non-current assets	(42)	53	(4)	76
- Interest paid	3	2	12	8
- Non-cash financial income and expenses	204	(117)	183	15
- Change in deferred taxes	(343)	(828)	566	(2,756)
- Income tax for the period	3,528	5,728	9,373	15,305
Changes in working capital related to operating activities	374	(6,695)	(8,739)	(2,521)
- (Increase) / decrease in trade receivables	(12,434)	(13,299)	(36,253)	(24,644)
- Increase / (decrease) in trade payables	8,179	10,722	24,518	35,498
- (Increase) / decrease in other current assets	550	(7,903)	(6,586)	(22,148)
- Increase / (decrease) in other current liabilities	4,079	3,785	9,582	8,773
Income taxes paid	(873)	(3,895)	1,543	(11,886)
CASH FROM OPERATING ACTIVITIES	25,480	15,768	48,079	63,233
Acquisition of intangible assets, property, plant and equipment	(11,156)	(21,513)	(25,396)	(49,510)
Proceeds from disposal of intangible assets, property, plant and equipment	36	-	50	-
FREE CASH FLOW	14,361	(5,746)	22,734	13,723
Investments	-	-	(18,775)	(18,008)
Change in other non-current financial assets	(469)	(947)	(1,207)	(5,650)
CASH USED FOR INVESTING ACTIVITIES	(11,589)	(22,460)	(45,328)	(73,168)
Issuance of long-term borrowings	54	711	3,054	2,859
Repayment of borrowings	(1,240)	(1,367)	(3,706)	(5,580)
Interests paid	(3)	35	(12)	61
Proceeds from capital increase	1,346	3,230	20,124	9,002
Change in other financial liabilities	150	2	157	(906)
CASH FROM (USED FOR) FINANCING ACTIVITIES	307	2,611	19,617	5,436

CHANGE IN NET CASH & CASH EQUIVALENTS	14,199	(4,081)	22,369	(4,499)
Net cash & cash equivalents at beginning of period	242,895	286,986	234,342	289,784
Effect of exchange rates changes on cash and cash equivalents	(374)	(2,048)	8	(4,428)
Net cash & cash equivalents at end of period	256,719	280,857	256,719	280,857

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CRITEO S.A.

Reconciliation of Revenue ex-TAC by Region to Revenue by Region

(Euros in thousands)

(unaudited)

		Three Months Ended					Nine Months Ended
		September 30,					September 30,
	Region	2014	2015	Year-over-year growth	Year-over-year growth at constant currency	Region	2014	2015	Year-over-year growth	Year-over-year growth at constant currency

Revenue	Americas	58,602	111,566	90.4%	69.4%	Americas	143,174	301,289	110.4%	81.3%
	EMEA	93,885	123,445	31.5%	30.6%	EMEA	261,925	355,801	35.8%	34.3%
	Asia-Pacific	41,962	64,288	53.2%	47.7%	Asia-Pacific	107,186	174,591	62.9%	53.3%
	Total	194,449	299,299	53.9%	46.0%	Total	512,285	831,681	62.3%	51.4%

Traffic acquisition costs	Americas	(35,496)	(68,081)	91.8%	70.6%	Americas	(86,743)	(182,986)	111.0%	81.9%
	EMEA	(55,219)	(71,728)	29.9%	29.0%	EMEA	(152,836)	(207,466)	35.7%	34.1%
	Asia-Pacific	(26,138)	(39,198)	50.0%	44.7%	Asia-Pacific	(65,354)	(105,323)	61.2%	52.0%
	Total	(116,853)	(179,007)	53.2%	45.2%	Total	(304,933)	(495,775)	62.6%	51.6%

Revenue ex-TAC	Americas	23,106	43,485	88.2%	67.4%	Americas	56,431	118,303	109.6%	80.5%
	EMEA	38,666	51,718	33.8%	32.9%	EMEA	109,089	148,335	36.0%	34.6%
	Asia-Pacific	15,824	25,089	58.6%	52.5%	Asia-Pacific	41,832	69,268	65.6%	55.2%
	Total	77,596	120,292	55.0%	47.1%	Total	207,352	335,906	62.0%	51.3%

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CRITEO S.A.

Reconciliation of Adjusted EBITDA to Net Income

(Euros in thousands)

(unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2014	2015	2014	2015
Net income (loss)	11,473	5,479	17,724	21,263
Adjustments:
Financial (income) expense	(5,560)	5,970	(7,323)	4,737
Provision for income taxes	3,185	4,899	9,939	12,550
Share-based compensation expense	4,315	4,137	9,938	14,595
Research and development	984	1,538	2,076	3,915
Sales and operations	2,531	1,545	6,452	7,253
General and administrative	800	1,054	1,409	3,427
Service cost-pension	95	99	277	298
Research and development	32	37	95	110
Sales and operations	38	33	105	103
General and administrative	25	29	77	85
Depreciation and amortization expense	6,217	10,696	16,401	27,482
Cost of revenue	4,245	7,648	11,167	19,114
Research and development	1,059	1,520	2,723	4,328
Sales and operations	701	1,196	1,908	3,083
General and administrative	213	332	604	957
Acquisition-related deferred price consideration	101	49	620	250
Research and development	101	49	620	250
Sales and operations	-	-	-	-
General and administrative	-	-	-	-
Total net adjustments	8,351	25,850	29,852	59,912
Adjusted EBITDA	19,828	31,329	47,578	81,175

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CRITEO S.A.

Detailed Information on Selected Items

(Euros in thousands)

(unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2014	2015	2014	2015
Share-Based Compensation Expense
Research and development	984	1,538	2,076	3,915
Sales and operations	2,531	1,545	6,452	7,253
General and administrative	800	1,054	1,409	3,427
Total Share-Based Compensation Expense	4,315	4,137	9,938	14,595

Pension costs
Research and development	32	37	95	110
Sales and operations	38	33	105	103
General and administrative	25	29	77	85
Total Pension costs	95	99	277	298

Depreciation and Amortization Expense
Cost of revenue	4,245	7,648	11,167	19,114
Research and development	1,059	1,520	2,723	4,328
Sales and operations	701	1,196	1,908	3,083
General and administrative	213	332	604	957
Total Depreciation and Amortization Expense	6,217	10,696	16,401	27,482

Acquisition-related deferred price consideration
Research and development	101	49	620	250
Sales and operations	-	-	-	-
General and administrative	-	-	-	-
Total Acquisition-related deferred price consideration	101	49	620	250

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CRITEO S.A.

Reconciliation of Adjusted Net Income to Net Income
(Euros in thousands)

(unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2014	2015	2014	2015

Net income (loss)	11,473	5,479	17,724	21,263
Adjustments:
Share-based compensation expense	4,315	4,137	9,938	14,595
Amortization of acquisition-related intangible assets	976	1,080	2,102	3,407
Acquisition-related deferred price consideration	101	49	620	250
Tax impact of the above adjustments	(132)	(211)	(348)	(746)
Total net adjustments	5,260	5,055	12,312	17,506
Adjusted net income (loss)	16,732	10,534	30,036	38,769

Adjusted net income per share
- Basic	0.28	0.17	0.51	0.63
- Diluted	0.26	0.16	0.48	0.60

Weighted average shares outstanding used in computing per share amounts

Basic	59,600,319	62,082,110	58,392,127	61,662,308
Diluted	63,424,710	65,254,238	63,074,025	64,629,516

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CRITEO S.A.

Constant Currency Reconciliation

(Euros in thousands)

(unaudited)

	Three Months Ended			Nine Months Ended
	September 30,			September 30,
	2014	2015	Year-over-year growth	2014	2015	Year-over-year growth
Revenue as reported	194,449	299,299	53.9%	512,285	831,681	62.3%
Conversion impact euro/other currencies		(15,464)			(55,920)
Revenue at constant currency	194,449	283,835	46.0%	512,285	775,761	51.4%

Traffic acquisition costs as reported	116,853	179,007	53.2%	304,933	495,775	62.6%
Conversion impact euro/other currencies		(9,348)			(33,646)
Traffic acquisition costs at constant currency	116,853	169,659	45.2%	304,933	462,129	51.6%

Revenue ex-TAC as reported	77,596	120,292	55.0%	207,352	335,906	62.0%
Conversion impact euro/other currencies		(6,116)			(22,273)
Revenue ex-TAC at constant currency	77,596	114,176	47.1%	207,352	313,633	51.3%
Revenue ex-TAC / Revenue as reported	39.9%	40.2%		40.5%	40.4%

Other cost of revenue as reported	9,347	15,476	65.6%	25,096	39,887	58.9%
Conversion impact euro/other currencies		(1,484)			(4,215)
Other cost of revenue at constant currency	9,347	13,992	49.7%	25,096	35,672	42.1%

Adjusted EBITDA	19,828	31,329	58.0%	47,578	81,175	70.6%
Conversion impact euro/other currencies		(569)			(1,925)
Adjusted EBITDA at constant currency	19,828	30,760	55.1%	47,578	79,250	66.6%

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CRITEO S.A.

Information on Share Count

(unaudited)

	2014	2015
Shares outstanding as at January 1,	56,856,070	60,902,695
Weighted average number of shares issued during the period	1,536,057	759,613
Basic number of shares as at June 30, - Basic EPS basis	58,392,127	61,662,308
Dilutive effect of share options, warrants, employee warrants - Treasury method	4,681,898	2,967,209
Diluted number of shares as at June 30, - Diluted EPS basis	63,074,025	64,629,517

Shares outstanding as at September 30,	60,019,594	62,249,428
Total dilutive effect of share options, warrants, employee warrants	7,949,211	6,582,870
Fully diluted shares as at September 30,	67,968,805	68,832,298

CRITEO S.A.

Supplemental Financial Information and Operating Metrics

(unaudited)

	Q2 2013	Q3 2013	Q4 2013	Q1 2014	Q2 2014	Q3 2014	Q4 2014	Q1 2015	Q2 2015	Q3 2015	YoY Change	QoQ Change

Clients	4,274	4,631	5,072	5,567	6,131	6,581	7,190	7,832	8,564	9,290	41.2%	8.5%

Revenue ('000 euros)	99,400	113,811	135,889	152,520	165,317	194,449	232,796	261,523	270,859	299,299	53.9%	10.5%
Americas	28,846	30,473	38,660	37,630	46,942	58,602	85,598	89,460	100,262	111,566	90.4%	11.3%
EMEA	53,348	59,732	70,291	83,853	84,187	93,885	104,480	117,532	114,824	123,445	31.5%	7.5%
APAC	17,206	23,606	26,937	31,037	34,187	41,962	42,718	54,531	55,773	64,288	53.2%	15.3%

Revenue ex-TAC ('000 euros)	40,032	46,815	54,855	62,733	67,022	77,596	96,303	105,160	110,455	120,292	55.0%	8.9%
Americas	11,124	11,896	15,108	14,725	18,600	23,106	33,432	35,015	39,803	43,485	88.2%	9.3%
EMEA	21,807	25,358	29,057	35,320	35,101	38,666	46,030	48,050	48,569	51,718	33.8%	6.5%
APAC	7,101	9,561	10,690	12,688	13,321	15,824	16,841	22,095	22,083	25,089	58.6%	13.6%

Cash flow from operating activities ('000 euros)	4,134	3,731	12,255	11,437	11,162	25,481	39,555	36,421	11,045	15,768	-38.1%	42.8%

Capital expenditures ('000 euros)	6,590	5,737	7,187	3,781	10,459	11,156	9,993	11,436	16,561	21,513	92.8%	29.9%

Net Cash Position ('000 euros)	47,893	39,839	234,343	241,786	242,895	256,719	289,784	294,057	286,986	280,857	9.4%	-2.1%

Days Sales Outstanding (days - end of month)	56.7	55.6	53.5	53.8	57.1	56.6	54.7	56.5	55.4	55.2	-2.4%	-0.3%

Contacts

Criteo Investor Relations	Criteo Public Relations
Edouard Lassalle, Head of IR e.lassalle@criteo.com Friederike Edelmann f.edelmann@criteo.com	Emma Ferns, Global PR director e.ferns@criteo.com

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